November 21, 2019

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention:	Melissa Gilmore
Division of Corporate Finance Office of Manufacturing

Re:	Astronics Corporation
Form 10-K for the Fiscal Year Ended December 31, 2018 filed March 1, 2019 Form 8-K Furnished on August 5, 2019
Commission file no. 000-07087

Dear Ms. Gilmore:

By this letter, Astronics Corporation (the “Company” or “Astronics”) is responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to our Annual Report on Form 10-K for the year ended December 31, 2018 filed with the Commission on March 1, 2019 and our Current Report on Form 8-K furnished to the Commission on August 5, 2019. The comments of the Staff were set forth in a letter of comment dated October 24, 2019. On November 7, 2019, we requested an extension to the filing deadline for our response.

We understand the Staff’s objections to the non-GAAP performance measures presented in our Form 8-K furnished on August 5, 2019. We respectfully request a transition period to allow us to develop an alternative form of disclosure and to communicate the change to the investment community. Accordingly, we request that we be permitted to continue with the current form of presentation for filings related to the quarter and year ending December 31, 2019. We will revise filings for subsequent periods to remove any individually tailored recognition and measurement methods.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in its filings with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Filings”); (ii) Staff comments or changes to the Company’s disclosure in response to Staff comments in the Filings reviewed by the Staff do not foreclose the commission from taking any action with respect to any Filings and (iii) the Company may not assert Staff comments as a defense to in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

ASTRONICS CORPORATION

By: /s/ David C. Burney
David C. Burney
Vice President and Chief Financial Officer

cc:	Julie Davis, Esq.
Robert J. Olivieri, Esq.